SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) announces its un-audited, preliminary financial results for the first half of 2007 and 2006 as attached hereto.

* Attachment 1. un-audited, preliminary statements of income of KEPCO for the first half of 2007 and 2006

* Attachment 2. un-audited, preliminary statements of income including KEPCO’s six generation subsidiaries (“GENCOs”) for the first half of 2007 and 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title :	General Manager
International Finance Department

Date: July 27, 2007

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the six-month period ended June 30, 2007 and 2006 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial condition and results of operations of KEPCO as of June 30, 2007, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

for the first half of 2007 and 2006

(Unit : in billions of Korean Won)	1H 2007	1H 2006	Change
Operating revenues:	13,678	12,853	6.4%

Sale of electric power	13,537	12,766	6.0%
Other operating revenues	134	76	77.7%
Revenues for other businesses	7	12	-40.3%

Operating expenses:	13,615	12,874	5.8%

Fuel	16	15	6.6%
Purchased power	11,029	10,329	6.8%
Maintenance	406	432	-6.0%
Depreciation	893	912	-2.0%
Other operating expenses	1,259	1,171	8.3%
Expenses for other businesses	12	16	-20.5%

Operating income	63	-21	-395.3%

Non-operating income:	1,524	1,430	6.6%

Gain on foreign currency transactions and translation	12	145	-91.5%
Investment income from affiliates	1,159	1,151	0.7%
Other	352	134	163.2%

Non-operating expenses:	363	400	-9.2%

Interest expenses	281	274	2.5%
Loss on foreign currency transactions and translation	7	7	1.4%
Investment loss from affiliates	9	56	-84.0%
Other	67	63	5.9%

Earnings before taxes	1,224	1,009	21.3%

Provision for income taxes	183	117	56.0%

Net income	1,041	891	16.7%

*	The figures may not add up due to rounding.

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the six-month period ended June 30, 2007 and 2006 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of June 30, 2007, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Estimated STATEMENTS OF INCOME including six GENCOs (Unaudited)

for the first half of 2007 and 2006

(Unit : in billions of Korean Won)	1H 2007	1H 2006	Change
Operating revenues:	13,700	12,930	6.0%

Sale of electric power	13,502	12,728	6.1%
Other operating revenues	89	88	0.9%
Revenues for other businesses	110	115	-4.2%

Operating expenses:	12,141	11,455	6.0%

Fuel	5,209	4,803	8.5%
Purchased power	1,158	1,004	15.4%
Maintenance	968	944	2.6%
Depreciation	2,433	2,461	-1.1%
Other operating expenses	2,360	2,228	5.9%
Expenses for other businesses	12	16	-20.5%

Operating income	1,560	1,476	5.7%

Non-operating income:	633	619	2.3%

Gain on foreign currency transactions and translation	31	262	-88.1%
Investment income from affiliates	122	88	39.7%
Other	480	269	78.2%

Non-operating expenses:	580	682	-14.9%

Interest expenses	366	348	5.0%
Loss on foreign currency transactions and translation	13	16	-16.4%
Investment loss from affiliates	9	56	-84.0%
Other	192	261	-26.4%

Earnings before taxes	1,613	1,413	14.1%

Provision for income taxes	572	521	9.7%

Net income	1,041	891	16.7%

*	The figures may not add up due to rounding.